EXHIBIT 16.1

November 13, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by China Rapid Finance Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of the Annual Report on Form 20-F for the year ended December 31, 2018 of China Rapid Finance Limited dated November 13, 2019.  We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

Attachment

ATTACHMENT - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 30, 2019, we dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, and engaged Shandong Haoxin Certified Public Accountants Co., Ltd., or Haoxin, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the years ended December 31, 2018.

The decision to authorize the dismissal of PwC and the engagement of Haoxin was recommended by our Audit Committee and approved by our Board of Directors.

PwC’s report on our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2016 and 2017, and through September 30, 2019, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the years ended December 31, 2016 and 2017.

During each of the years ended December 31, 2016 and 2017, and through September 30, 2019, there were no “reportable events”, as defined below, requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F. As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2017, prior to our initial public offering in April 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls. Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting.

In the course of auditing our consolidated financial statements for the year ended December 31, 2017, three material weaknesses in internal control over financial reporting were identified, specifically: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals;  and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. These material weaknesses remain as of December 31, 2018 and September 30, 2019.

Prior to the dismissal, PwC has advised us that it preliminarily believed that a going concern explanatory paragraph was required for the audit report for our financial statements for the year ended December 31, 2018.

Prior to the dismissal, in the course of auditing our consolidated financial statements for the year ended December 31, 2018, PwC was unable to obtain sufficient evidence verifying certain revenue recognized by Qianhaishuliang Technology (Shenzhen) Co.Ltd. (QHSL) conducted through the personal bank accounts of certain then employees of QHSL, amounting to US$2.6 million, PwC has advised us that absent reliable and adequate evidence of the bona fides, nature and extent of these transactions, this issue could present a scope limitation on its ability to complete the audit. PwC also advised the Company that the lack of sufficient evidence to support the bona fides, nature and extent of the transactions also indicates internal control deficiencies exist within the Company but it had not completed the evaluation of such control deficiencies. It further advised that it believed that such deficiencies constituted at least significant deficiencies and may even rise to the level of material weaknesses.

Prior to the dismissal, in the course of auditing our consolidated financial statements for the year ended December 31, 2018, PwC advised the Company that it had identified several material adjustments to the financial information for the quarters ended March 31, June 30 and September 30, 2018 previously released by the Company.  These adjustments  relate to (i) accounting treatment on transition from the previous Safeguard Program to the loyalty incentive program for lifestyle loan in February 2018 (i.e., recognition of the termination of the previous Safeguard Program, and recognition of the new loyalty incentive program as refund liability), (ii) recognition of lenders' virtual accounts' funds held in custodian banks as restricted cash on balance sheet, which were previously treated as off-balance sheet items, (iii) accounting for coupon expenses paid to investors as a deduction of revenue instead of sales and marketing expenses, and (iv) consolidation of QHSL beginning in the second half of 2018. As of the date of its dismissal, PwC had not completed the evaluation of the impact of these adjustments to the consolidated financial statements for the year ended December 31, 2018.

The matters described above constitute reportable events.  Our Audit Committee has discussed each reportable event above with PwC and we authorized PwC to respond fully to the inquiries of Haoxin concerning these reportable events.

For purposes of this Item 16F, the term “reportable events” means any of the following events:

(A) The accountant’s having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist;

(B) The accountant’s having advised the registrant that information has come to the accountant’s attention that has led it to no longer be able to rely on management’s representations, or that has made it unwilling to be associated with the financial statements prepared by management;

(C)(1) The accountant’s having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant’s attention during the time period covered by Item 16F(a)(1)(iv), that if further investigated may: (i) Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or (ii) Cause it to be unwilling to rely on management’s representations or be associated with the registrant’s financial statements; and (2) Due to the accountant’s resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

(D)(1) The accountant’s having advised the registrant that information has come to the accountant’s attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and (2) Due to the accountant’s resignation, dismissal or declination to stand for reelection, or for any other reason, the issue has not been resolved to the accountant’s satisfaction prior to its resignation, dismissal or declination to stand for re-election.

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated November 13, 2019 is attached herewith as Exhibit 16.1.